EXHIBIT 23.2

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (pertaining to the Apple Inc. 2003 Employee Stock Plan, the la la media, inc. 2005 Stock Plan and the Quattro Wireless, Inc. 2006 Stock Option and Grant Plan) of our report dated October 27, 2009 (except for the retrospective adoption of the amended accounting standards discussed in Notes 1 and 2 to the consolidated financial statements, as to which the date is January 25, 2010), with respect to the consolidated financial statements of Apple Inc., and our report dated October 27, 2009, with respect to the effectiveness of internal control over financial reporting of Apple Inc. included in its Annual Report (Form 10-K), as amended, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

March 3, 2010